Wefunder Revenue Share

WEFUNDER

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

Please enter inputs in the orange cells

Company name	**Do Well Do Good**
Total target loan amount	**$193,500**
Multiple for investors	**1.50**
% of revenues	**10%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$100,000**
Early Bird multiple for investors	**2.00**
Year of disbursal	**2021**
Quarter of disbursal	**Q3**
Grace period quarters	1
Quarter repaid	Q3, 2025
Years to repay	4.25
Non Early Bird loan amount	$93,500
Non Early Bird repayment amount	$140,250
Early Bird loan amount	$100,000
Early Bird repayment amount	$200,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$193,500
Total repayment amount	$340,250

Quarter	Year	Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q3, 2021	2021	**$191,000**	$0	$0	$340,250
Q4, 2021	2021	**$203,392**	$20,339	$20,339	$319,911
Q1, 2022	2022	**$205,426**	$20,543	$40,882	$299,368
Q2, 2022	2022	**$207,480**	$20,748	$61,630	$278,620
Q3, 2022	2022	**$209,555**	$20,955	$82,585	$257,665
Q4, 2022	2022	**$211,651**	$21,165	$103,750	$236,500
Q1, 2023	2023	**$213,767**	$21,377	$125,127	$215,123
Q2, 2023	2023	**$215,905**	$21,590	$146,718	$193,532
Q3, 2023	2023	**$218,064**	$21,806	$168,524	$171,726
Q4, 2023	2023	**$220,244**	$22,024	$190,548	$149,702
Q1, 2024	2024	**$222,447**	$22,245	$212,793	$127,457
Q2, 2024	2024	**$224,671**	$22,467	$235,260	$104,990
Q3, 2024	2024	**$226,918**	$22,692	$257,952	$82,298
Q4, 2024	2024	**$229,187**	$22,919	$280,871	$59,379
Q1, 2025	2025	**$231,479**	$23,148	$304,019	$36,231
Q2, 2025	2025	**$233,794**	$23,379	$327,398	$12,852
Q3, 2025	2025	**$236,132**	$23,613	$340,250	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$394,392	$20,339	$20,339	$340,250
2022	$834,112	$83,411	$103,750	$236,500
2023	$867,980	$86,798	$190,548	$149,702
2024	$903,223	$90,322	$280,871	$59,379
2025	$939,898	$93,990	$340,250	$0